Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

EURONEXT LONDON

EURONEXT PARIS

October 9, 2017

Dear Sir/Madam,

Sub: Results of Postal Ballot and E-votinq

In continuation to our letter dated September 1, 2017 titled “Postal Ballot Notice- Disclosure under Regulation 30 of SEBl LODR”, please find enclosed the following.

(1)	Voting results as required under Regulation 44 of the SEBl (Listing Obligations and Disclosure Requirements) Regulations.

(2)	Report of Scrutinizer dated October 9, 2017.

This is for your information and records.

The results along with scrutinizer’s report will be made available on the Company’s website at https://www.infosys.com/investors/Documents/postal-ballot-results-sep2017.pdf

Thanking You

Yours Sincerely,

INFOSYS LIMITED

CIN: L85110KA1981PLC013115

44, Infosys Avenue

Electronics City, Hosur Road

Bangalore 560 100, India

T 91 80 2852 0261

F 91 80 2852 0362

Investors@infosys.com

www.infosys.com

Name of the Company	INFOSYS LIMITED
Date of the Postal Ballot Notice	25-Aug-17
Voting start date	08-Sep-17
Voting end date	07-Oct-17
Total number of shareholders on record date	8, 89, 372 (as on August 30, 2017)
No. of shareholders present in the meeting either in person or through proxy:
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

Resolution No.	1

Resolution required: (Ordinary/ Special)	Special Resolution – Approval for the Buyback of Equity Shares of the Company

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes, to the extent of their shareholding.

Category	Mode of Voting	No. of shares held (l)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes — in favour (4)	No. of Votes — against (5)	% of Votes In favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2928,06,199	1608,14,588	55	1608,14,588	—	100	—
	Poll		1319,91,611	45	1319,91,611	—	100	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2928,06,199	100	2928,06,199	—	100	—

Public- Institutions	E-Voting	13007,29,018	10366,50,286	80	10174,49,931	192,00,355	98	2
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		10366,50,286	80	10174,49,931	192,00,355	98	2

Public- Non Institutions	E-Voting	7034,33,049	371,67,091	5	369,17,825	2,49,266	99	1
	Poll		2961,78,143	42	2763,73,989	198,04,154	93	7
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3333,45,234	47	3132,91,814	200,53,420	94	6

	Total	22969,68,266	16628,01,719	72	16235,47,944	392,53,775	98	2

Resolution No.	2
Resolution required: (Ordinary/Special)	Ordinary Resolution - Appointment of D. Sundaram as Independent Director
Whether promoter/promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2928,06,199	1608,14,588	55	1608,14,588	—	100	—
	Poll		1319,91,611	45	1319,91,611	—	100	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2928,06,199	100	2928,06,199	—	100	—

Public- Institutions	E-Voting	13007,29,018	10340,00,329	79	10307,01,684	32,98,645	100	0
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		10340,00,329	79	10307,01,684	32,98,645	100	0

Public- Non Institutions	E-Voting	7034,33,049	367,36,335	5	352,31,211	15,05,124	96	4
	Poll		2961,36,055	42	2938,64,497	22,71,558	99	1
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3328,72,390	47	3290,95,708	37,76,682	99	1

	Total	22969,68,266	16596,78,918	72	16526,03,591	70,75,327	100	0

Resolution No.	3
Resolution required: (Ordinary/Special)	Ordinary Resolution - Appointment of Nandan M. Nilekani as Non-Executive, Non-Independent Director
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2928,06,199	1608,14,588	55	1608,14,588	—	100	—
	Poll		1319,91,611	45	1319,91,611	—	100	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2928,06,199	100	2928,06,199	—	100	—

Public-Institutions	E-Voting	13007,29,018	10340,00,329	79	10300,18,161	39,82,168	100	0
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		10340,00,329	79	10300,18,161	39,82,168	100	0

Public-Non Institutions	E-Voting	7034,33,049	371,16,506	5	370,21,081	95,425	100	0
	Poll		2963,33,556	42	2921,68,420	41,65,136	99	1
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3334,50,062	47	3291,89,501	42,60,561	99	1

	Total	22969,68,266	16602,56,590	72	16520,13,861	82,42,729	100	0

Resolution No.	4
Resolution required: (Ordinary/Special)	Ordinary Resolution-Appointment of U.B. Pravin Rao as Managing Director
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2928,06,199	1608,14,588	55	1608,14,588	—	100	—
	Poll		1319,91,611	45	1319,91,611	—	100	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		2928,06,199	100	2928,06,199	—	100	—

Public-Institutions	E-Voting	13007,29,018	10046,24,867	77	10016,53,508	29,71,359	100	0
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		10046,24,867	77	10016,53,508	29,71,359	100	0

Public-Non Institutions	E-Voting	7034,33,049	371,03,909	5	354,15,740	16,88,169	95	5
	Poll		2963,88,743	42	2946,59,071	17,29,672	99	1
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3334,92,652	47	3300,74,811	34,17,841	99	1

	Total	22969,68,266	16309,23,718	71	16245,34,518	63,89,200	100	0

PARAMESHWAR G. HEGDE	HEGDE & HEGDE
B.A., M.Com., BGL., FCS	Company Secretaries *Ganesha Krupa* 34,1st Main Road, Gandhinagar Bangalore - 560 009. (T): 080 22267041, (R) 080 26589597 e-mail: hegdeandhegdecs@gmail.com

REPORT OF SCRUTINIZER

(Pursuant to Section 110 of the Companies Act, 2013 and Rule 22(9)

of the Companies (Management and Administration) Rules, 2014)

To,

The Chairman,

Board of Directors

Infosys Limited

CIN: L85110KA1981PLC013115

Electronics City, Hosur Road

Bengaluru- 560100

Dear Sir,

I, Parameshwar G. Hegde, Practicing Company Secretary, at # 34, “Ganesh Krupa”, 1st Main Road, Gandhinagar, Bangalore, 560009, appointed as Scrutinizer by the Board of Directors of Infosys Limited (the Company) for the purpose of scrutinizing Postal Ballot process in a fair and transparent manner in respect of the resolutions stated in the Notice of the Postal Ballot dated August 25, 2017 proposed to be passed by the Equity Shareholders of the Company, submit my report as under:

1.	The compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to Postal Ballot by the shareholders on the resolutions proposed in the Notice of the Postal Ballot is the responsibility of the management. My responsibility as a Scrutinizer is to render consolidated Scrutinizer’s Report of the total votes cast in favour or against if any, on the resolutions.

2.	In accordance with the Notice of the Postal Ballot dated August 25, 2017, dispatched to the shareholders by prescribed modes during September 06, 2017 to September 07, 2017 and the ‘Advertisement’ published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014 published on September 08, 2017, the voting commenced on September 08, 2017 (at 9:00 hours) and ended

HEGDE & HEGDE	Continuation Sheet

on October 07, 2017 (at 17:00 hours) for physical ballots and as well as for e-voting. The e-voting facility was provided by National Securities Depository Limited (NSDL). The votes were unblocked at around 17:05 hours on October 07, 2017 and the e-voting summary statement was downloaded from e-voting website of National Securities Depository Limited (NSDL) (https//www.evoting.nsdl.com).

3.	The Equity Shareholders holding shares as on August 30, 2017, “cut off date”, were entitled to vote on the resolutions stated in the Notice of the Postal Ballot.

4.	The ballot papers received were scrutinized. The ballot papers received were reconciled with the records maintained by the Company / R&TA and the authorizations / power of attorney etc. lodged thereof. The voters were also scrutinized for the purpose of eliminating duplicate voting and 15 ballots were rejected on duplicate voting i.e. on e-voting as well as by physical ballot. Invalid ballots were marked and segregated and the summary results were prepared. For processing Postal Ballots, necessary technical support was provided by Karvy Computershare Private Limited, Hyderabad (Karvy), the Registrar & Share Transfer Agents of the Company.

5.	My report on the results of the voting is based on the data downloaded from the National Securities Depository Limited (NSDL) and the votes cast through physical ballot forms received respectively in respect of the resolutions contained in the Notice of the Postal Ballot as processed and provided by Karvy.

6.	The result of the voting is as under:

HEGDE & HEGDE	Continuation Sheet

a)	Resolution-1: Special Resolution

Approval for the Buy back of equity shares of the Company.

i.	Voted in favour of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	4,873	40,83,65,600
b) Voted by electronic mode	11,941	121,51,82,344

Total	16,814	162,35,47,944	97.64

ii.	Voted against the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	197	1,98,04,154
b) Voted by electronic mode	663	1,94,49,621

Total	860	3,92,53,775	2.36

iii.	Invalid votes :

Total number of members whose votes declared invalid	Total number of votes cast by them
332	99,16,171

HEGDE & HEGDE	Continuation Sheet

b)	Resolution–2: Ordinary Resolution

Appointment of D. Sundaram as an Independent Director.

(i)	Voted in favour of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	4,835	42,58,56,108
b) Voted by electronic mode	11,605	122,67,47,483

Total	16,440	165,26,03,591	99.57

(ii)	Voted against the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	80	22,71,558
b) Voted by electronic mode	721	48,03,769

Total	801	70,75,327	0.43

(iii)	Invalid votes :

Total number of members whose votes declared invalid	Total number of votes cast by them
481	99,32,778

HEGDE & HEGDE	Continuation Sheet

c)	Resolution–3: Ordinary Resolution

Appointment of Nandan M. Nilekani as Non-Executive, Non-Independent Director.

(i)	Voted in favour of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	4,918	42,41,60,031
b) Voted by electronic mode	12,141	122,78,53,830

Total	17,059	165,20,13,861	99.50

(ii)	Voted against the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	40	41,65,136
b) Voted by electronic mode	369	40,77,593

Total	409	82,42,729	0.50

(iii)	Invalid votes:

Total number of members whose votes declared invalid	Total number of votes cast by them
441	99,27,702

HEGDE & HEGDE	Continuation Sheet

d)	Resolution–4: Ordinary Resolution

Appointment of U.B. Pravin Rao as Managing Director.

(i)	Voted in favour of the resolution:

Number of members		Number of votes cast in favour of resolution	% of total number of valid votes cast
a) Voted by physical ballot	4,835	42,66,50,682
b) Voted by electronic mode	11,538	119,78,83,836

Total	16,373	162,45,34,518	99.61

(ii)	Voted against the resolution:

Number of members		Number of votes cast against the resolution	% of total number of valid votes cast
a) Voted by physical ballot	74	17,29,672
b) Voted by electronic mode	917	46,59,528

Total	991	63,89,200	0.39

(iii)	Invalid votes:

Total number of members whose votes declared invalid	Total number of votes cast by them
489	99,34,381

HEGDE & HEGDE	Continuation Sheet

7.	Register of postal ballot and all other relevant records of voting process given/provided/maintained in electronic mode and the postal ballots (physical) will remain in our custody until the Chairman considers, approves and signs the minutes of the postal ballot and the same shall be handed over thereafter to the Chairman/Person authorized by the him for safe keeping.

Thanking you,

Yours faithfully,

Place: Bangalore	Parameshwar G. Hegde
Dated: October 09, 2017	FCS 1325, CP No. 640
Scrutinizer

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